CLECO POWER LLC
2030 DONAHUE FERRY ROAD
PINEVILLE, LOUISIANA 71360-5226

May 26, 2022

Via EDGAR and Electronic Mail

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention: Arthur Sandel and Rolaine Bancroft

RE:	Cleco Securitization I LLC
Cleco Power LLC
Registration Statement on Form SF-1
Filed April 15, 2022
File Nos. 333-264319 and 333-264319-01

Ladies and Gentlemen:

On behalf of Cleco Power LLC (“Cleco Power”) and Cleco Securitization I LLC (the “Issuing Entity” and, together with Cleco Power, the “Registrants”), we submit via EDGAR for review by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) the accompanying Amendment No. 1 (including certain exhibits) (“Amendment No. 1”) to the Registrants’ above-referenced Registration Statement on Form SF-1 (the “Registration Statement”) which is being filed simultaneously with this response letter. Amendment No. 1 reflects the Registrants’ responses to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated May 12, 2022, and certain other updated information. For your convenience, the Registrants are providing to the Staff a supplemental copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on April 15, 2022.

Set forth below are the Registrants’ responses to the Staff’s comments. The Registrants’ responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.

Registration Statement on Form SF-1

Cover Page

1.	At the top of the cover page to your registration statement, please include the registration numbers for both registrants.

RESPONSE: The Registration Statement has been revised to include the registration numbers for both Registrants on the cover page of Amendment No. 1.

Form of Prospectus
Description of the Storm Recovery Bonds
The Security for the Storm Recovery Bonds, page 69

2.
We note that, in addition to the storm recovery property, property in the collection account and all of its subaccounts will also secure the bonds, including “all cash, securities, instruments, investment property or other assets credited to or deposited in the collection account or any subaccount of the collection account from time to time or purchased with funds from the collection account, and all financial assets and securities entitlements carried therein or credited thereto.” (emphasis added) Please revise your prospectus to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190 with respect to such underlying securities. Alternatively, please provide us with your legal analysis as to why concurrent registration of such underlying securities is not required pursuant to Rule 190. Refer to Section III.A.6 of Release No. 33-8518 (Dec. 22, 2004) and Securities Act Rule 190.

RESPONSE: The Registrants hereby clarify and confirm that none of the underlying collateral will consist of securities for the purposes of Rule 190 under the Securities Act of 1933, as amended, and have revised the disclosure on page 70 of Amendment No. 1 to remove the reference to securities in the disclosure noted in the Staff’s comment.

How Funds in the Collection Account Will Be Allocated, page 72

3.
We note your disclosure of the payments of the trustee’s fees, servicing fee, administration fee and fees of the independent manager in your priority of payments. Please include a table itemizing these and any other fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item 1113(c) of Regulation AB.

RESPONSE: In response to the Staff’s comment, the Registrants have added a new section entitled “Estimated Annual Fees and Expenses” which section includes a table of estimated fees and expenses on page 92 of Amendment No. 1.

4.
We note your disclosure in priority #3 that the fees of the independent manager will be in an amount specified in an agreement between the issuing entity and the independent manager, but do not see this agreement referenced in your exhibit list. Please include this agreement as an exhibit to the registration statement.

RESPONSE: In response to the Staff’s comment, the Registrants have added the Services and Indemnity Agreement (and Amendment No. 1 thereto) by and among Kevin P. Burns, the individual that is expected to be appointed as the independent manager of the Issuing Entity prior to the closing of the offering of the Issuing Entity’s Series 2022-A Senior Secured Storm Recovery Bonds, Global Securitization Services, LLC, the employer of Mr. Burns, Cleco Power and the Issuing Entity as Exhibits 10.4 and 10.5 to Amendment No. 1.

Issuance of Additional Storm Recovery Bonds, page 75

5.
We note your disclosure here and elsewhere in the prospectus regarding the conditions of issuance of additional storm recovery bonds by the issuing entity. We also note that throughout the registration statement you refer to series supplements to the indenture. Please confirm that additional issuances of securities issued by the issuing entity will be registered on separate registration statements or exempt.

RESPONSE: The Registrants confirm that additional issuances of securities issued by the Issuing Entity will be registered on separate registration statements or exempt from such registration requirements.

The Sale Agreement, page 91

6.
We note your statement here and elsewhere in the prospectus that summaries of certain transaction agreements do not purport to be complete and are qualified in their entirety by reference to the respective agreements. As you are responsible for the accuracy and completeness of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.

RESPONSE: In response to the Staff’s comment, the Registrants have revised the disclosures on pages 93, 103 and 128 of Amendment No. 1 to remove the qualifications.

Material U.S. Federal Income Tax Consequences
Tax Consequences to U.S. Holders, page 118

7.	We note your use of the term “prospectus supplement” on page 119. As there is no prospectus supplement, please revise to refer to the proper document.

RESPONSE:  In response to the Staff’s comment, the Registrants have revised the disclosure on page 121 of Amendment No. 1 to revise the reference to the term “prospectus supplement” to a reference to the term “prospectus.”

Ratings for the Storm Recovery Bonds, page 125

8.
We note your disclosure here that the storm recovery bonds will receive credit ratings from at least two NRSROs. However, on page 18 of your prospectus, you indicate you will receive credit ratings from at least three NRSROs and, on page 32, you indicate you will receive credit ratings from exactly three NRSROs. Please revise as appropriate for consistency.

RESPONSE:  The Registrants have revised the disclosure on pages 18, 32 and 127 of Amendment No. 1 to state that the Registrants expect that the storm recovery bonds will receive credit ratings from at least two NRSROs.

Legal Matters, page 127

9.
We note your disclosure that certain legal matters relating to the registrants and the issuance of the storm recovery bonds will be passed upon by Baker Botts L.L.P., Houston, Texas and Phelps Dunbar, L.L.P., New Orleans, Louisiana. However, we only see the legality opinion of Phelps Dunbar listed on the exhibit list (in addition to their tax and constitutionality opinions). Please revise to clarify what legal matters will be passed upon by Baker Botts, as opposed to Phelps Dunbar, and include, to the extent required, a legal opinion of Baker Botts as an exhibit to your registration statement.

RESPONSE: In response to the Staff’s comment, the Registrants have revised the Legal Matters section on page 129 of Amendment No. 1.

Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-5

10.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

RESPONSE: The Registrants have filed some of the remaining exhibits as exhibits to Amendment No. 1 and will file the remaining exhibits, except for the Underwriting Agreement, which will be filed as an exhibit to a Current Report on Form 8-K pursuant to Item 601(b)(1) of Regulation S-K, with a subsequent amendment to the Registration Statement.

* * * * *

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Timothy S. Taylor of Baker Botts L.L.P. at (713) 229-1184.

Very truly yours,

/s/ William G. Fontenot
William G. Fontenot
Chief Executive Officer

cc:	Timothy S. Taylor, Baker Botts L.L.P.
Jeremy Kliebert, Cleco Power